UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  May 2012

Commission File Number  000-50112

RepliCel Life Sciences Inc.
(Translation of registrant’s name into English)

Suite 1225 – 888 Dunsmuir Street, Vancouver, British Columbia  V6C 3K4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

BRITISH COLUMBIA
ONTARIO

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

RepliCel Life Sciences Inc. (the “Company”)
Suite 1225 – 888 Dunsmuir Street
Vancouver, BC V6C 3K4

Item 2.	Date of Material Change

May 17, 2012

Item 3.	News Release

News Release dated May 17, 2012 was disseminated via Marketwire on May 17, 2012.

Item 4.	Summary of Material Change

The Company reported that further analysis of results from its successful first-in-man clinical trial revealed substantial hair growth including seven participants with growth in excess of 10%, including 17.2%, 19.2% and 19.6%. Furthermore, there were no negative health effects.

Item 5.	Full Description of Material Change

5.1       Full Description of Material Change

See attached news releases.

5.2       Disclosure for Restructuring Transactions

N/A

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

David Hall, President and Director 604.248.8730

Item 9.	Date of Report

May 17, 2012

NOT FOR DISSEMINATION IN THE UNITED STATES

Further Analysis Reveals Double Digit Hair Growth in RepliCel’s First-in-man Clinical Trial

Company Takes Next Steps for Phase IIb Dosing Trial

VANCOUVER, BC – May 17, 2012 - RepliCel Life Sciences Inc. (the “Company” or “RepliCel”) (OTCBB: REPCF) is pleased to report that further analysis of results from its successful first-in-man clinical trial revealed substantial hair growth including seven participants with growth in excess of 10%, including 17.2%, 19.2% and 19.6%. Furthermore, there were no negative health effects.

“The RepliCel TS001-2009 trial was a first-in-man trial with a primary endpoint of safety and this was confirmed emphatically,” stated Dr. Rolf Hoffmann, Chief Medical Officer at RepliCel.  “Even though the size of the trial was only powered for safety measures, secondary endpoints were included in interim analysis to give us an early look at efficacy to allow us to better drive the design of the next steps of the clinical development of the RepliCel™ procedure,” Dr. Hoffmann concluded.

Darrell Panich, Vice-President of Clinical Affairs at RepliCel said, “While the interim analysis results show us that significantly more subjects (63%) had an increase in hair density of greater than 5% (vs. control) at six months post injection, some subjects had not yet shown an increase at this time point.  Participants demonstrated changes from baseline, as much as 19.6%, while others showed decreases of as much as 6.2%.  The overall average, as previously reported, was 6.2%.”  Mr. Panich went on to say, “A negative measurement from baseline at six months is not unexpected as many hair fibres in the area of injection typically fall out from trauma; not unlike hair transplant surgery.  Further analysis of the data we collected from our small, first-in-man trial will help us characterize the many factors that determine an individual’s response to treatment with injected autologous Dermal Sheath Cup Cells (DSCC) which will lead to an improved treatment regimen.”

RepliCel is currently performing an in-depth analysis of the interim data collected during the TS001-2009 clinical trial to identify factors that may impact the efficacy DSCC.  The extent of subject response will be reviewed in relation to subject-factors (age, gender, health status, etc.), cell culture factors (duration of cell culture, cell morphology, cell protein markers, gene expression, etc.), and environmental factors (duration between biopsy and culture preparation, shipment durations/temperatures, etc.).  “By cross-referencing the subject-response data collected by the primary investigator against other measured variables and against results from histopathological analysis of biopsies collected from treatment zones, we will develop an improved understanding of the factors that impact the efficacy of our technology in humans and therefore the protocol for treatment going forward,” said Kevin McElwee, PhD, Chief Scientific Officer of RepliCel. “The development of this technology is an iterative process beginning with our first-in-man trial.  The next research steps are driven off the back of the data points that have been collected and will enable development of the next treatment protocol,” Dr. McElwee commented further.

RepliCel’s next (Phase IIb) trial is designed to be a dose-finding study which will assess the number of characterized cells and the appropriate treatment pattern necessary to promote optimal hair growth.  Subject to regulatory approval, the Company is planning a 12-24 month clinical trial that will include multiple subject cohorts studying different doses of DSCC.  Each subject will be given several different injections, while some cohorts will receive additional injections at subsequent time points.  The Company will also review its standard operating procedures (SOPs) of cell biopsy, cell isolation, cell culture media, cell carrier, and injection media to fine-tune those processes in advance of a regulatory submission for a Phase IIb dosing trial.

Subjects in RepliCel’s Phase I/IIa clinical trial will continue to participate in the post injection follow-up period of the study until August 2013 and a review of final safety and efficacy results will commence before the end of 2013.

The continued follow-up period is a key component of the study to confirm treatment safety profile and response trends at 6, 12 and 24 months.

“The Company’s first-in-man trial has accomplished the regulatory and corporate goal of providing the required safety data, as well as an early proof of principle in humans of response to treatment,” stated David Hall, CEO of RepliCel.  “Further analysis of our data and iteration of SOPs will together define the protocols for our next stage of development designed to increase both response and efficacy.  We now have the basis for the development of our Investigational Medical Product Dossier and to initiate direct meetings with the appropriate regulatory bodies.  We are excited by the results and the opportunity they provide to advance our autologous DSCC therapy towards a successful treatment for pattern baldness in men and women,” concluded Mr. Hall.

About RepliCel Life Sciences

The Company has developed RepliCel™, a natural hair cell replication technology that has the potential to become the world’s first, minimally invasive solution for androgenetic alopecia and general hair loss in men and women. RepliCel™ is based on autologous cell implantation technology that replicates a patient’s hair cells from their own healthy hair follicles and, when reintroduced into areas of hair loss, the Company hopes to initiate natural hair regeneration.  Patents for the technology have been issued by the European Union and Australia and are pending in other major international jurisdictions. The RepliCel™ procedure has been developed over the past ten years by the Company’s recognized research scientists and medical experts – specialists in the fields of hair growth, hair biology and dermatology. Additional information on RepliCel is available at www.replicel.com.

For more information please contact:
Tammey George, Director of Communications
Telephone: 604-248-8696
tg@replicel.com
www.replicel.com

Notice Regarding Forward Looking Statements

This press release contains projections and forward-looking statements, as that term is defined under applicable securities laws.  Statements in this press release, which are not purely historical, are forward-looking statements include that the Company will complete a Phase IIb clinical trial and that RepliCel™ has the potential to become the world’s first, minimally invasive solution for androgenetic alopecia and general hair loss in men and women.  These statements are only predictions and involve known and unknown risks which may cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including: that regulatory approval will be received for its planned Phase IIb clinical trial; negative results from the Company’s clinical trials; the effects of government regulation on the Company’s business; risks associated with the Company’s ability to obtain and protect rights to its intellectual property; risks and uncertainties associated with the Company’s ability to raise additional capital to carry out its planned activities; and other factors beyond the Company’s control.  Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity or performance. Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers should consult all of the information set forth herein and should also refer to the risk factor disclosure outlined in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2011 and other periodic reports filed from time-to-time with the Securities and Exchange Commission on Edgar at www.sec.gov and with the British Columbia Securities Commission on SEDAR at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RepliCel Life Sciences Inc.

/s/ Gemma Bayley
Gemma Bayley
Secretary
Date: May 17, 2012